
November 26, 2012

Via E-mail
Frederick M. Pevow
Chief Executive Officer
Gateway Energy Corporation
1415 Louisiana Street, Suite 4100
Houston, TX 77002

> **Re:** **Gateway Energy Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 30, 2012**
> **Form 10-Q for the Quarterly Period Ended September 30, 2012**
> **Filed November 19, 2012**
> **File No. 000-06404**

Dear Mr. Pevow:

We have reviewed your response and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to this comment, we may have additional comments.

Form 10-Q for the Quarterly Period Ended September 30, 2012

Notes to Consolidated Financial Statements, page 6

(7) Income Taxes, page 12

1. We note your response to prior comment 1 of our letter dated October 22, 2012, and your disclosure regarding the recordation of a full valuation allowance against the deferred tax asset with the offset to income tax expense during that quarter. We note your citation of historical and ongoing operating losses as the basis behind the adjustment. However, it appears that these negative operating conditions existed in most prior reporting periods since 2008. As such, we are unclear why you did not characterize the adjustment as a correction of an error and why you did not retroactively restate any of the prior periods'

financial statements for this apparent error. Please explain to us in detail including how you applied the accounting literature and SAB Topic 1M and 1N in your situation. We may have further comments.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief